SanSal Wellness Holdings, Inc.
1512 E. Broward Blvd., Suite 300
Fort Lauderdale, Florida 33301

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SanSal Wellness Holdings, Inc., withdrawal of Registration statement on Form S-1 Amendment Number 1, filed with the Securities and Exchange Commission on December 11, 2018, because it was filed under an incorrect file number.

          December 21, 2018

Dear Sir/Madam

We have inadvertently submitted to our file on the EDGAR system, an S-1/A amended Registration Statement. The submission was submitted with the incorrect File Number.

Our examiner has asked us to request that this document be withdrawn. We will be submitting an S-1/A replacement soon.

Therefore, we are requesting pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on December 11, 2018 under SEC File number 333-210190. This request is due to the Company filing the S-1 with the incorrect file number. No securities were sold in connection with the offering.

SanSal Wellness Holdings, Inc.

/s/ Alexander M. Salgado

Name: Alexander M. Salgado

Title: Chief Executive Officer.